UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 9, 2015

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, June 9, 2015

Mr. Carlos Pavez Tolosa

Commissioner

Securities and Insurance Commission

By Messenger

Dear Commissioner:

As provided in Articles 9 and 10 of the Securities Market Law and in General Rule #30, under due authorization, please be advised as MATERIAL DISCLOSURE that on this date LATAM Airlines Group S.A., Securities Registration #306 (“LATAM”), has issued and placed in international markets, pursuant to the Rule 144-A and Regulation S of the securities regulations of the United States of America, senior unsecured notes in the principle amount of US$500.000.000, due in 2020, at an annual initial interest rate of 7,25% (the “144-A Bond” or the “Issuance”); and

As informed under Material Disclosure of May 20, 2015 and June 5, 2015, the Issuance and placement of the 144-A Bond will have the purpose of (i) financing the repurchase of the senior guaranteed bonds due in 2020, issued by TAM Capital 2 Inc., pursuant to Rule 144-A and Regulation S of the securities regulations of the United States of America (“TAM 2020 Bond”); and (ii) with any remaining funds, to finance other corporate general matters.

Finally, please find enclosed the form regarding Regulation 1.072 of the Chilean Securities and Insurance Commission.

Very sincerely yours,

Cristián Toro Cañas

Vicepresidente Legal

LATAM Airlines Group S.A.

MATERIAL FACT FORM

PLACEMENT OF BONDS IN INTERNATIONAL MARKETS

1.0	IDENTIFICATION OF THE ISSUER:

	1.1	Legal Name:	LATAM Airlines Group S.A.

	1.2	Brand Name:	N/A

	1.3	Tax Identification Number:	89.862.200-2

	1.4	Securities Registration N°:	306

	1.5	Address:	Avda. Presidente Riesco 5711, piso 19, Las Condes, Santiago

	1.6	Phone Number:	+(56-2) 2 565 2525

	1.7	Activities and business purpose: (a) air and/or ground transportation business in any form, whether passenger, cargo, or mail, and all directly or indirectly related to such activity, in the country or abroad, for its own account or others; (b) the provision of services related to the maintenance and repair of own or third parties aircraft; (c) the development and commercialization of other activities related to the business purpose and/or connected, associated, cooperative or complementary thereto; (d) the trade and development of activities relating to trips, tourism, traveling and hotel business; and (e) holding interests in companies of any type or kind which allow the Company to fulfill its business purpose.

2.0	THIS COMMUNICATION IS MADE PURSUANT TO ARTICLE 9° AND SECOND PARAGRAPH OF ARTICLE 10°, OF THE SECURITIES MARKET LAW N° 18.045, AND IT CONTAINS A MATERIAL DISCLOSURE REGARDING THE COMPANY, ITS BUSINESS, ITS PUBLICLY TRADE SECURITIES AND/OR THE OFFER OF SUCH SECURITIES.

3.0	CHARACTERISTICS OF THE ISSUANCE:

	3.1	Currency:	Dollars of the United States of America.

	3.2	Total Amount of Issuance:	U.S.$500,000,000 in senior unsecured notes issued in cash, pursuant to the Rule 144-A and Regulation S of the securities regulations of the United States of America, at an annual initial interest rate of 7,25% due in 2020 (hereinafter, the “144-A Bond”).

	3.3	Bearer/To the Order:	Nominatives.

	3.4	Serial:	Unique/Sole

		3.4.1 Amount of the serial:	US$500.000.000.

3.4.2	N° of Notes:	The notes were issued under the Global Notes mode and therefore there are only two notes, one 144A Bond (Restricted Global Note) and one Reg S Bond (Regulation S Global Note), under which holders register.

3.4.3	Nominal Value of the Bond:	Minimum denomination of US$200.000, or integral multiples of US$1.000.

3.4.4	Type of Readjustment:	None.

3.4.5	Interest Rate:	Annual 7.25%.

3.4.6	Date of Issuance:	June 9, 2015.

3.4.7	Development Schedule:

N° Installment Interest	N° Installment Amortiz.	Date	Interests	Amortization	Total Installment	Capital Balance
0	—	9-Jun-2015	—	—		USD500.000.000
1	—	9-Dec-2015	USD18.125.000	—	USD18.125.000	USD500.000.000
2	—	9-Jun-2016	USD18.125.000	—	USD18.125.000	USD500.000.000
3	—	9-Dec-2016	USD18.125.000	—	USD18.125.000	USD500.000.000
4	—	9-Jun-2017	USD18.125.000	—	USD18.125.000	USD500.000.000
5	—	9-Dec-2017	USD18.125.000	—	USD18.125.000	USD500.000.000
6	—	9-Jun-2018	USD18.125.000	—	USD18.125.000	USD500.000.000
7	—	9-Dec-2018	USD18.125.000	—	USD18.125.000	USD500.000.000
8	—	9-Jun-2019	USD18.125.000	—	USD18.125.000	USD500.000.000
9		9-Dec-2019	USD18.125.000	—	USD18.125.000	USD500.000.000
10	1	9-Jun-2020	USD18.125.000	USD500.000.000	USD518.125.000	—

3.5	Guarantees:

YES ☐ NO ☒

	3.5.1	Type and amount of guarantees: N/A

3.6	Extraordinary Amortization:

YES ☒ NO ☐

	3.6.1	Procedures and Dates: LATAM Airlines Group S.A. will be able at its discretion to rescue all or part of the notes, at all times previous to their maturity

4.0	OFFER	Public ☐ Private ☒

5.0	COUNTRY OF PLACEMENT

	5.1	Name: United States of America and Europa.

	5.2	Rules to obtain authorization to trade: Rule 144-A and Regulation S of the securities regulations (Securities Act) of 1933 of the United States of America.

6.0	INFORMATION THAT WILL BE PROVIDED

	6.1	To future holders of the notes: Annual and quarterly financial statements.

	6.2	To future representatives of holders of the notes: Annual and quarterly financial statements.

7.0	INDENTURE OR ISSUANCE AGREEMENT

	7.1	General Characteristics: English language Agreement named “Indenture”, executed on this date, June 9th, 2015, in the city of New York, United States of America, between LATAM Airlines Group S.A., as Issuer, and The Bank of New York Mellon, as trustee, registrar of the notes, payment agent and transfer agent.

	7.2	Rights and Obligations of the holders of the bonds: Customary.

8.0	OTHER IMPORTANT INFORMATION

•    Notes issued in denomination of US$200.000, or integral multiples of US$1.000

•    The bonds have not been registered in the United States of America under the Securtities Regulation (Securities Act) of 1933 and therefore can be sold to certain institutional buyers qualified pursuant to Rule 144-A of such legislation and abroad the United States of America pursuant to Regulation S of the same legislation.

•    On June, 4, 2015, LATAM Airlines Group S.A., as issuer and seller and Citigroup Global Markets Inc. and J.P. Morgan Securities LLC as initial buyers, subscribed a Purchase Agreement, pursuant to which Citigroup Global Markets Inc. and J.P. Morgan Securities LLC initially acquired the total 144-A Bond.

9.0	LIABILITY STATEMENT

The undersigned, as finance manager of LATAM Airlines Group S.A., in order to duly fulfill Regulation 1.072 of the Chilean Securities and Insurance Commission, declares and attests, hereby and under the correspondent legal responsibility, the truthfulness and veracity of all information presented and enclosed to this “Material Disclosure of Placement of Notes in International Markets”, on June 9, 2015.

Signature:

Name: Andrés Osorio Hermansen

Identification Number: 7.035.559-0

Position: Finance Senior Vice-president

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2015	LATAM AIRLINES GROUP S.A.

	By:	/s/ Cristian Toro
	Name:	Cristian Toro
	Title:	VP LEGAL LATAM